

November 14, 2012

Via E-mail
John McManus
Chief Executive Officer
Aeolus Pharmaceuticals, Inc.
26361 Crown Valley Parkway, Suite 150
Mission Viejo, California 92691

      Re: Aeolus Pharmaceuticals, Inc.
            Information Statement on Schedule 14C
            Filed on November 6, 2012
            File No. 000-50481

Dear Mr. McManus:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Jennifer Riegel for

               Jeffrey P. Riedler
               Assistant Director